Exhibit 1.02

CONFLICT MINERALS DISCLOSURE AND REPORT

of Semiconductor Manufacturing International Corporation

Introduction

This is the Semiconductor Manufacturing International Corporation (“SMIC”) Conflict Minerals Report for calendar year 2015, in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Exchange Act”). Please refer to Rule 13p-1, Form SD, and the 1934 Act Release No. 34-67716 (collectively, the “Rules”) for definitions to the terms in this Report, unless otherwise defined herein.

Company Overview

This Company Overview information includes activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated pursuant to applicable accounting principles. SMIC is the largest and most advanced semiconductor foundry in mainland China. We operate wafer fabrication facilities in China, including facilities at Beijing, Shanghai, Tianjin and Shenzhen with an aggregate capacity of up to 270,000 8-inch wafer equivalents per month. We were established as an exempted company under the laws of the Cayman Islands on April 3, 2000. Our legal name is Semiconductor Manufacturing International Corporation. Our principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203.

We provide integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, we position ourselves as the most advanced and diversified foundry in mainland China to address the mainland China semiconductor needs. Currently, we have a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab in Shenzhen. We also have customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. We have a global and diversified customer base that includes some of the world’s leading integrated device manufacturers (IDMs) and fabless semiconductor companies.

Item 1: SMIC Conflict Minerals Program Overview

In accordance with the Rules, SMIC undertook reasonable country of origin inquiries (“RCOI”) and due diligence measures to determine the conflict minerals status of the necessary conflict minerals used in its semiconductor products. In conducting these measures, SMIC adopted and implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High-Risk Areas (“OECD Framework”), an internationally recognized framework.

A.	Reasonable Country of Origin Inquiry

SMIC took several steps and measures in conducting its RCOI.

First, SMIC continued monitoring and identifying any and all conflict minerals being procured for use in SMIC products, as well as the supplier companies of those minerals. We also continued to ensure that all current and future purchases of conflict minerals were under the supervision of personnel trained and actively participating in our Conflict Minerals compliance program.

During this period, all of the relevant suppliers were individually contacted. In these communications, we reiterated SMIC’s commitment to conflict-free sourcing, as well as our mandatory requirements for each supplier, including that each such supplier issue to SMIC an updated EICC-GeSI Conflict Minerals Reporting Template (“Template”), to be further updated in regular intervals or as needed to ensure SMIC possesses updated and accurate information, identifying the countries of origin.

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All suppliers issued to SMIC the completed Templates.

B.	Due Diligence

SMIC took several steps and measures in conducting due diligence and/or OECD Framework implementation.

First, SMIC adopted, and made publicly available on the SMIC website, the SMIC “DRC Conflict-Free” supply chain policy, articulating SMIC’s risk mitigation procedures whereby suppliers are subject to a suspension or permanent termination of procurement if the supplier is found to be non-compliant.

Additionally, SMIC communicated with all relevant suppliers, explaining the requirements that in addition to issuing the mandatory documents stated above, the suppliers shall (i) adopt a Conflict Minerals policy and due diligence framework based on the OECD Framework; (ii) require their suppliers to adopt a Conflict Minerals policy and due diligence framework based on the OECD Framework; and (iii) exclusively source conflict minerals from smelters on the EICC-GeSI Conflict-Free Smelter (“CFS”) Program’s Compliant Smelter list (as available), and provided supporting documents relating to the suppliers’ continued compliance with the aforementioned requirements.

Once SMIC collected the supporting information from suppliers, SMIC conducted a review of the information, looking for inconsistencies or inaccuracies within the documents, as well as comparing the information to the CFS program information, in an effort to discover any potential areas of concern.

Regarding new suppliers of conflict minerals, SMIC developed, implemented, and maintained standard operating procedures for screening such new suppliers, whereby all such new suppliers are required to provide documentation demonstrating their compliance with conflict minerals rules before being approved for material procurement.

Finally, SMIC has binding language in all purchase orders of conflict minerals, mandating that the purchase order be fulfilled by the supplier only on the condition that the material supplied not support conflict in the covered countries.

Item 2: Independent Private Sector Audit

This Report has not been subject to an independent private sector audit, pursuant to Rule 13p-1.

Item 3: Future Due Diligence Measures

Looking ahead, SMIC intends to take steps to continue improving the conflict minerals due diligence measures.

First, SMIC will continue its ongoing efforts in working with all smelters, primarily via direct suppliers, but also through direct contact as necessary, to request that all smelters either renew CFS certification or immediately begin participation in the CFS program, as the case may be.

Second, SMIC will continue working with direct suppliers in an effort to ensure the entire SMIC supply chain is accurately mapped out and compliance measures are continuing to be implemented throughout the supply chain.

Item 4: Product Description

All IC foundry and technology products and services manufactured by SMIC at 0.35-micron to 28-nanometer, comprising of logic (including generic, low-leakage), mixed-signal/RF, high-voltage, NOR/NAND flash, eNVM (eFlash, eEE-PROM, OTPROM), CMOS image sensors, and including all majority-owned subsidiaries and variable interest entities that are required to be consolidated pursuant to applicable accounting principles, including back-end wafer bumping services, contain necessary conflict minerals.

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